5:01 Acquisition Corp.

501 Second Street, Suite 350

San Francisco, CA 94107

August 19, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Paul Cline

Jennifer Monick

Re:	5:01 Acquisition Corp. (the “Company”)

Form 10-K for the year ended December 31, 2021

Filed March 9, 2022

File No. 001-39612

Ladies and Gentlemen:

We are in receipt of the letter dated August 11, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with the respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2021. We are responding to the Staff's comment included in the letter. For ease of reference, we have set forth the Staff's comment and the Company’s response below.

Form 10-K for the year ended December 31, 2021

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company respectfully acknowledges the Staff's comment and confirms that its sponsor is not, is not controlled by and does not have substantial ties with, any non-U.S. person.

Please direct any questions regarding the foregoing to the undersigned or to our counsel, Darren DeStefano at Cooley LLP (via email: ddestefano@cooley.com).

Sincerely,

5:01 ACQUISITION CORP.

By:	/s/ Rebecca Lucia
Rebecca Lucia
Chief Financial Officer

Cc:	Darren DeStefano, Cooley LLP